                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20459

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                     August Financial Holding Company, Inc.
                     --------------------------------------
                 (Name of small business issuer in its charter)

            Nevada                                 06-1237135
            ------                                 ----------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)

                      150 Lincoln Street, Boston, MA 02111
                      ------------------------------------
                    (Address of principal executive offices)

                     Issuer's Telephone Number, 617-542-8088
                                                ------------

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act

                          Common Stock, $0.01 par value
                          -----------------------------
                                (Title of Class)

                                     PART I

Item 1.      DESCRIPTION OF BUSINESS

(a)       Business Development

(1) Form and year of organization - The predecessor of August Financial Holding Company, Inc. (the "Company" or the "Registrant"), Corcap, Inc. ("Corcap"), was formed in June 1988 as a holding company incorporated in Nevada. On July 1, 1988, Lydall, Inc., a Delaware corporation ("Lydall"), distributed to all its stockholders of record at the close of business on June 10, 1988, all of the issued and outstanding Common Stock of Corcap on the basis of one share of Corcap Common Stock for each share of Lydall Common Stock held on the record date (the "Distribution"). Upon its effectiveness, the Distribution separated Lydall and Corcap into two independent companies. On May 8, 2002, the shareholders approved a proposal to change the name of the Company to August Financial Holding Company, Inc.;

(2) The Company has never filed for bankruptcy, receivership or similar proceedings; and

(3) There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b)  Business of issuer

(1) Principal products or services and their markets - Initially Corcap succeeded to the business of manufacturing elastomer products previously operated by Lydall. See Corcap's 2001 Annual Report to Shareholders ("2001 Annual Report") attached hereto as Exhibit A.

Since November of 1996, Corcap and its related subsidiaries effectively ceased operations. Thereafter, until the final sale of its holdings of CompuDyne Corporation stock in 2000, the Company's only asset was its CompuDyne stock. Subsequently, its only asset has been the proceeds of the sale of that stock.

On February 27, 2002, the Board of Directors employed Vivian Wenhuey Chen Huang to develop new business with an emphasis on financial services. The Company now has a wholly owned subsidiary, August Financial Advisors, Inc., which is seeking to become licensed in Massachusetts as an investment adviser in order to provide investment advisory and related services. A second subsidiary, August Insurance Agency, Inc. is in the process of being incorporated to provide various insurance brokerages.

(2) Distribution methods of the products or services - The Company intends to offer financial services, such as insurance brokerage and financial advisory services through subsidiaries directly to its target market of new immigrants.

(3) Status of any publicly announced new products or services - The Company has established a wholly owned subsidiary in financial advisory services, August Financial Advisors, Inc., a Massachusetts company with headquarters in Chelmsford, Massachusetts. The company is also in the process of acquiring an insurance brokerage, which will become its other wholly owned subsidiary. Once the re-registration of the Company is completed, a Form 8-K will be filed with SEC to announce such new business to the public.

(4) Competitive business conditions and the Company's competitive position in the industry and methods of competition - There are many financial service companies. However, the Company is not aware of any other company in the East Coast of the United States that focuses on serving new immigrants. The Company will have bilingual managers and personnel who understand the culture of various groups of new immigrants. The Company will seek to provide the best personal services and guidance to its clients in order to earn their trust and confidence.

(5) Sources and availability of raw materials and the names of principal suppliers - Not applicable.

(6) Dependence on one or a few major customers - The Company will not depend on one or a few major customers. Its customer base will be widespread among the various new immigrant and ethnic groups and through out the East Coast region of the United States.

(7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration - The subsidiaries of the Company have, or are in the process of obtaining, property & casualty, life and health insurance agent/brokerage licenses and financial advisors licenses.

(8) Need for any government approval of principal products or services - None, except for the licenses mentioned in (7) above.

(9) Effect of existing or probable governmental regulations on the business - The Company will follow all the new accounting rules, which probably will increase the costs of accounting and audits of the Company. However, this is within the budget of the Company.

(10) Estimate of the amount spent during each of the last two fiscal years on research and development activities - none.

(11) Cost and effects of compliance with environmental laws - In mid-1995, Lydall, as the former owner of a potential contaminated plant, Lyon Metal, was named as a defendant as one of the parties responsible. Corcap had acquired Lydall Midwest, Inc. from Lydall, Inc. in 1988 as part of the Distribution and Lydall is seeking contributions from Corcap. The parties pursued settlement discussions and have not reached an agreement because continuing work at the site left the ultimate liability shares uncertain. Please see Page 4-5 of the 2001 Annual Report for details.

(12) Number of total employees and number of full time employees - The Company and its subsidiaries presently employ five people, of whom four are full time employees.

Item 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

On February 27, 2002, the Company employed Vivian Wenhuey Chen Huang as CEO to develop new business. The Company has started a financial advisory subsidiary and is in the process of acquiring an insurance agency/brokerage subsidiary. See
Item 1.(b) above. The Company is also seeking to raise $2 to $3 million of capital through a private placement limited to accredited investors. With this additional capital, the Company believes that it can grow the two subsidiaries and have enough cash to operate for two years.

Item 3.      DESCRIPTION OF PROPERTY

The Company does not own any real estate or interest in real estate.

Item 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, to the Company's knowledge, the beneficial ownership of Common Stock of the Company on April 10, 2002, and the nature of such ownership, for each of the Company's Directors, for all Directors and executive officers of Corcap as a group and for each person who owns in excess of 5 percent of the Company's common stock. Unless otherwise noted, the holder has sole voting and dispositive power with respect to the shares listed.

          Name                   Amount and Nature of          Percent of Class
          ----                       Beneficial                ----------------
                                     Ownership
                                     ---------

Yuan Chang                     0                                     0%

David W. Clark, Jr.            13,285 (8,752 of which              0.4%
                               are held in an IRA)

Vivian Wenhuey Chen Huang      0                                     0%

Miles P. Jennings, Jr.         166,910                             4.4%

Millard H. Pryor, Jr.            93,776* (51,030 of               2.8%
                                 which are held in an
                                 IRA)

Martin A. Roenigk                542,534                         16.1%

John E. Sundman                  57,278                           1.7%

All directors and executive      873,783                         25.9%
officers as a group
(7 persons)

* Includes 9,700 shares held by Mr. Pryor's wife, as to which Mr. Pryor disclaims any beneficial interest.

Item 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors
---------

Yuan Chang, 67. Mr. Chang is an Advisor in Financial Services, having recently retired as CEO of MetLife Greater China Operation. Prior to that he was in charge of Investment Strategies at MetLife. He was also for 29 years a member of the Travelers Insurance Company in Hartford, CT. Mr. Chang is a lawyer and an actuary. By membership election, he served as Vice President of the Society of Actuaries of North America. Mr. Chang was elected to the Board of Directors of the Company on May 8, 2002.

David W. Clark, Jr., 64. Mr. Clark is a Managing Director of Pryor & Clark Company, an investment and real estate company located in Windsor, CT. Until his resignation in June 1991, he served as President, Chief Operating Officer and Treasurer of the Company. He has served as a Director of the Company since 1988. Prior to becoming President of the Company, Mr. Clark had been employed by Lydall, Inc. for more than five years, most recently as its President. He also serves as a Director of Checkpoint Systems, Inc. (manufacturing), CompuDyne Corporation (manufacturing) and SS&C Technology Systems.

Vivian Wenhuey Chen Huang, 59. Ms. Huang is a founder of and the Chairman of the Board of Directors of the Asian American Bank & Trust Company. She served as Chairman of the Board, President and CEO of the Bank from August 1993 through September 2001. Prior to that, she led the organization of the Bank and was a practicing attorney in Boston for more than twenty years, of which more than sixteen years were with Ropes & Gray and four years were with Bloom & Witkins and Cuddy, Lynch & Bixby when she organized the Bank. Ms. Huang was elected to the board of Directors and appointed Chairman, President and CEO of the Company on February 27, 2002.

Ms. Huang is very active in civic and community organizations in the Boston area.

Miles P. Jennings, Jr., 57. Mr. Jennings is a private investor. In July 2000 he retired from being a broker with Advest, Inc. in Hartford, Connecticut where he had served as Vice President of Sales. Formerly, he was a director of CompuDyne Corporation and an Interim Director of Asian American Bank & Trust Company during its organization. Mr. Jennings was elected to the Board of Directors on May 8, 2002.

Millard H. Pryor, Jr., 68. Mr. Pryor is a Managing Director of Pryor & Clark Company, an investment and real estate company located in Windsor, CT. He is a director of that company, Hartford Financial Services Mutual Funds in Hartford, CT, CompuDyne Corporation and Infodata Systems, Inc. Mr. Pryor has been a director of the Company since 1988. Until his resignation in June 1991, Mr. Pryor was Chairman of the Board and CEO of the Company, and formerly he was Chairman and CEO of Lydall, Inc.

Martin A. Roenigk, 59. Mr. Roenigk has been the Chairman of the Board, President and CEO of CompuDyne Corporation since August 1995. He served on the Board of Asian American Bank & Trust Company from 1993 to 1995. Mr. Roenigk has served as a Director of the Company since 1996.

John E. Sundman, 75. Mr. Sundman served as a director of the Company from June 1988 to February 27, 2002. He served as Chairman of the Board and CEO until his resignation on February 27, 2002. From November 1989 to May 1, 1991 Mr. Sundman served as the Vice President of the Company. From June 1988 to November 1989, Mr. Sundman served as Vice President of Finance, Treasurer and Chief Financial Officer of the Company. Formerly, Mr. Sundman served as a Vice President of Finance, Treasurer and Chief Financial Officer of Lydall, Inc. and also served as a Lydall director and Senior Vice President of CompuDyne Corporation. Mr. Sundman was re-elected to the Board of Directors on May 8, 2002.

Executive Officers
------------------

Vivian Wenhuey Chen Huang, 59, Chief Executive Officer & President. See previous description under directors.

Kenny D. Wong, 46, Vice President of Business Development. From 2000 to January, 2002, Mr. Wong worked as a pre-sale application consultant for Teleknowledge, Inc. From 1996 to 2000, he was Vice-President, Senior Private Bank Officer-Relationship manager with BankBoston.

Karen C. Stumcke, 46, Vice President/Controller. Ms. Stumcke was Controller and most recently Chief Accounting Officer of Akamai Technology, Inc. from December 1997 to December 2001. From November 1997 to November 1998, she was controller at Xcom Technologies. From November 1990 through November 1997, she was with BankBoston, serving as Manager of Financial Analysis and Reporting, Global Banking Division.

Item 6.      EXECUTIVE COMPENSATION

No compensation was paid to the officers or directors of the Company in 2001

Item 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

Item 8.      DESCRIPTION OF SECURITIES

Common Stock: The Company has authorized 15 million shares of common stock, par value $0.01, of which 3,375,726 shares have been issued and are outstanding.

Preferred Stock: The Company has authorized 5 million shares of preferred stock, none of which has been issued. The Company is in the process of offering up to 20,000 shares of Series A, limited voting, convertible preferred stock, par value $0.01, dividend 4% and up to 10,000 share of Series B, limited voting, non convertible preferred stock, par value $0.01, dividend 8%, with warrant attached to purchase Series A Preferred Stock.

There are no provisions in the charter or by-laws that would delay, defer or prevent a change in the control of the Company.

Debt Securities: The Company does not have any debt securities.

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company has not paid any dividends and its stock has no public trading market.

Item 2.      LEGAL PROCEEDINGS

Except for the environmental matter mentioned Item 1 (b)(11) in Part I above, the management is not aware of any other legal proceedings. Please see the 2001 Annual Report, included herewith as Exhibit A.

Item 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements with Accountants. The Company is changing its auditors from Kostin, Ruffkess & Company, LLC of Farmington, Connecticut to Wolf & Company of Boston, Massachusetts.

Item 4.      RECENT SALES OF UNREGISTERED SECURITIES

None.

Item 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of Nevada limits the liability of officers and directors for breach of fiduciary duty except in certain specified circumstances and also empowers corporations organized under Nevada Law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interest of the corporation.

The Company's Certificate of Incorporation provides for mandatory indemnification of officers and directors to the fullest extent permissible under Nevada law, except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Nevada law.

                                    PART F/S

FINANCIAL STATEMENTS

The financial statements required by Item 310 of Regulation S-B are included on pages F-1 through F-34 of this Registration Statement and are listed in the Index to Exhibits in Item 1 (A) of Part III of this Registration Statement.

                                    PART III

Item 1.      INDEX TO EXHIBITS

(A)    Index to Financial Statements                              Page No.


Independent Auditors' Report,                                          F-1
years ended December 31, 2001, 2000 and 1999

Consolidated Balance Sheets,                                           F-2
December 31, 2001 and 2000

Consolidated Statements of Operations and Deficit,                     F-3
years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Stockholders' Equity,                       F-4
years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows,                                 F-5
years ended December 31, 2001, 2000 and 1999

Notes to the Consolidated Financial Statements,                        F-6
years ended December 31, 2001, 2000 and 1999

Independent Auditors' Report,                                          F-8
years ended December 31, 2000, 1999 and 1998

Consolidated Balance Sheets,                                           F-9
December 31, 2000 and 1999

Consolidated Statements of Operations and Deficit,                    F-10
years ended December 31, 2000, 1999 and 1998

Consolidated Statements of Stockholders' Equity,                      F-11
years ended December 31, 2000, 1999 and 1998

Consolidated Statements of Cash Flows,                                F-12
years ended December 31, 2000, 1999 and 1998

Notes to the Consolidated Financial Statements,                       F-13
years ended December 31, 2000, 1999 and 1998

Independent Auditors' Report,                                         F-15
years ended December 31, 1999, 1998 and 1997

Consolidated Balance Sheets,                                          F-16
December 31, 1999 and 1998

Consolidated Statements of Operations and Deficit,                    F-17
years ended December 31, 1999, 1998 and 1997

Consolidated Statements of Stockholders' Equity (Deficit),            F-18
years ended December 31, 1999, 1998 and 1997

Consolidated Statements of Cash Flows,                                F-19
years ended December 31, 1999, 1998 and 1997

Notes to the Consolidated Financial Statements,                           F-20
years ended December 31, 1999, 1998 and 1997

Independent Auditors' Report,                                             F-22
years ended December 31, 1998, 1997 and 1996

Consolidated Balance Sheets,                                              F-23
December 31, 1998 and 1997

Consolidated Statements of Operations and Deficit,                        F-24
years ended December 31, 1998, 1997 and 1996

Consolidated Statements of Stockholders' Deficit,                         F-25
years ended December 31, 1998, 1997 and 1996

Consolidated Statements of Cash Flows,                                    F-26
years ended December 31, 1998, 1997 and 1996

Notes to the Consolidated Financial Statements,                           F-27
years ended December 31, 1998, 1997 and 1996

Unaudited Interim Consolidated Balance Sheets,                            F-29
March 31, 2002 and December 31, 2001

Unaudited Interim Consolidated Statements of Operations and Deficit,      F-30
quarter ended March 31, 2002 and years ended December 31, 2001 and 2000

Unaudited Interim Consolidated Statements of Stockholders' Equity,        F-31
quarter ended March 31, 2002 and years ended December 31, 2001 and 2000

Unaudited Interim Consolidated Statement of Cash Flows,                   F-32
quarter ended March 31, 2002 and years ended December 31, 2001 and 2000

Unaudited Interim Notes to the Consolidated Financial Statements          F-33
quarter ended March 31, 2002 and years ended December 31, 2001 and 2000

(B)    EXHIBITS

The following exhibits are filed with this Registration Statement:

Exhibit No.  Exhibit Name
-----------  ------------

2(a)         Certificate of Incorporation of the Registrant

2(b) First Certificate of Amendment of Certificate of Incorporation of the Registrant

2(c) Certificate of Amendment of Articles of Incorporation of the Registrant

2(d)         By-Laws of the Registrant

3            Board of Directors Resolutions of the Registrant

A            Registrant's 2001 Annual Report to Shareholders

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AUGUST FINANCIAL HOLDING COMPANY, INC.
                                         (Registrant)

                                         By: /s/ Vivian Wenhuey Chen Huang
                                             -----------------------------
                                         Name:  Vivian Wenhuey Chen Huang
                                         Title: President

Dated:  July 23, 2002

To the Board of Directors
Corcap, Inc.
160 Briar Wood Drive
Manchester, CT 06040

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Corcap, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and deficit, changes in stockholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corcap, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/Kostin, Ruffkess & Company, LLC

Kostin, Ruffkess & Company, LLC
Farmington, Connecticut
April 1, 2002

                          CORCAP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2001 and 2000


                                                      2001            2000

       Asset

Current asset:
    Cash                                          $    447,819    $    460,230
                                                  ============    ============

       Liability and Stockholders' Equity

Current liability:
    Accounts payable                              $      2,582    $      2,582
                                                  ------------    ------------

Stockholders' equity:
    Common stock, $.01 par value authorized
      15,000,000 shares issued and outstanding,
      3,375,726 shares                                  33,757          33,757
    Additional paid-in capital                      25,302,002      25,302,002
    Deficit                                        (24,890,522)    (24,878,111)
                                                  ------------    ------------

       Total stockholders' equity                      445,237         457,648
                                                  ------------    ------------

       Total liability and stockholders' equity   $    447,819    $    460,230
                                                  ============    ============

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations and Deficit
              For The Years Ended December 31, 2001, 2000 and 1999


                                      2001            2000            1999

Operating revenue                 $         --    $         --    $         --
                                  ------------    ------------    ------------

Operating expenses:
    Taxes and licenses                      --           1,037              --
    Insurance                            2,408           3,481              --
    Interest                                --              --           4,800
    Miscellaneous                          964             901             364
    Legal fees                           6,539           2,261             944
    Accounting fees                     16,099           2,000              --
    Consultants                            433           3,290             360
    Other professional services             --             300             270
    Director fees                           --           4,000           2,536
    Shareholder relations                2,974           5,420              --
    Seaboard settlement                     --           5,929              --
                                  ------------    ------------    ------------

       Total operating expenses         29,417          28,619           9,274
                                  ------------    ------------    ------------

Other income:
    Other income                        17,006          22,434           1,465
    Unrealized gain                         --              --         388,186
    Gain on sale of securities              --          65,007          27,302
                                  ------------    ------------    ------------

       Total other income               17,006          87,441         416,953
                                  ------------    ------------    ------------

Net income (loss)                      (12,411)         58,822         407,679

Deficit, beginning                 (24,878,111)    (24,936,933)    (25,344,612)
                                  ------------    ------------    ------------

Deficit, ending                   $(24,890,522)   $(24,878,111)   $(24,936,933)
                                  ============    ============    ============

Earnings per common share         $          *    $        .02    $        .12
                                  ============    ============    ============

* Less than $.01

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
              For The Years Ended December 31, 2001, 2000 and 1999

                                      Common      Contributed     Capital in
                                      Stock         Capital      Excess of Par      Deficit          Total
                                      -----         -------      -------------      -------          -----
Balance, December 31, 1998         $     33,757   $ 25,302,002   $     269,000    $(25,344,612)   $     (8,853)

Net income 1999                              --             --              --         407,679         407,679
                                   ------------   ------------   -------------    ------------    ------------

Balance, December 31, 1999               33,757     25,302,002         269,000     (24,936,933)        398,826

Net income, December 31, 2000                --             --              --          58,822          58,822
                                   ------------   ------------   -------------    ------------    ------------

Balance, December 31, 2000               33,757     25,302,002         269,000     (24,878,111)        457,648

Net loss, December 31, 2001                  --             --              --         (12,411)        (12,411)
                                   ------------   ------------   -------------    ------------    ------------

Balance, December 31, 2001         $     33,757   $ 25,302,002   $     269,000    $(24,890,522)   $    445,237
                                   ============   ============   =============    ============    ============

     The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
              For The Years Ended December 31, 2001, 2000 and 1999

                                                   2001        2000          1999
Cash flows from operating activities:

Net income (loss)                               $ (12,411)  $  58,822    $ 407,679
Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
    Unrealized gain on securities                      --          --     (388,186)
    Realized gain on sales of securities               --     (65,007)     (27,302)
    Increase (decrease) in cash resulting from
       changes in assets and liabilities:
       Accounts payable                                --          --         (295)
       Accrued interest                                --     (21,147)       4,800
       Accrued expenses                                --     (18,000)       2,000
       Due to Compudyne/Micro                          --     (13,616)         137
                                                ---------   ---------    ---------

Net cash used in operating activities             (12,411)    (58,948)      (1,167)
                                                ---------   ---------    ---------

Cash flows provided by investing activities:
       Proceeds from sale of securities                --     482,775       38,552
                                                ---------   ---------    ---------

Cash flows used in financing activities:
       Repayment of debt                               --          --       (1,000)
                                                ---------   ---------    ---------

Net increase (decrease) in cash                   (12,411)    423,827       36,385

Cash, beginning of the year                       460,230      36,403           18
                                                ---------   ---------    ---------

Cash, end of year                               $ 447,819   $ 460,230    $  36,403
                                                =========   =========    =========

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 2001, 2000, and 1999

Note 1 - Organization:
----------------------

The Company was operating in the elastomer products business. Since 1991, the Company and its related subsidiaries have effectively ceased operations and the only asset of the organization is its holdings of its stock in CompuDyne common stock.

Note 2 - Significant Accounting Policies:
-----------------------------------------

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of Corcap and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in the consolidated financial statements.

Use of Estimates
----------------

Certain estimates used by management are susceptible to significant changes in the economic environment. Any such changes could result in the determination of amounts different from those reported in the financial statements. Management believes that the estimates used are adequate based on the information currently available.

Income Taxes
------------

The Company and its subsidiaries file a consolidated federal income tax return. The Company has a net operating loss carry-forward of approximately $3,300,000, as of December 31, 2000. No deferred tax asset has been recorded as the Company ceased operating activities.

Net Income Per Common Share
---------------------------

Net income per common share is based on the weighted average of common shares outstanding during the period, including the effect of common stock equivalents and stock awards where such effect would be dilutive. The number of shares outstanding in each year was 3,375,726.

Note 3 - Investments:
---------------------

The investment represents stock of CompuDyne held by the Company. It is valued at market and is classified as trading securities. Some of this stock serves as collateral for the note described in Note 4. A summary of the stock is as follows:

Common stock, at market

Year Ended December 31,

         2000                 $     --
         1999                  477,768

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 2001, 2000, and 1999

Note 3 - Investments: (Continued)
---------------------

The sales proceeds from the securities for the years ended in 2001, 2000 and 1999 are $-0-, $482,775, and $38,552, respectively. These sales resulted in realized gains in 2000 and 1999 of $65,007 and $27,302, respectively.

Note 4 - Note Payable - CompuDyne:
----------------------------------

Note payable represents an amount owed to an entity under common control. The note bears interest at 8% per annum and is collateralized by certain shares of the CompuDyne stock. This note was repaid in 2000 by transferring 11,875 shares of the CompuDyne stock. Interest expense in 1999 was $4,800.

Note 5 - Contingency:
---------------------

A wholly owned subsidiary of the Company has been a defendant in a claim for contribution toward an environmental liability. The claim arises out of its prior ownership of another company that had contributed waste to an Indiana landfill that needed remediation under CERCLA. Corcap's potential liability, if any, is derived from both its ownership of the subsidiary, which has no assets and had no assets at the inception of the litigation, and from an agreement with Lydall, Inc., another defendant in the lawsuit and also a prior owner of the subsidiary, to hold Lydall harmless from liabilities arising out of that subsidiary. The litigation, which was instituted in 1995, has been withdrawn but may be reinstituted by any party. Although settlement discussions have been discussed over the years since the inception of the litigation and are still ongoing, the Company cannot estimate the amount of any potential liability at this time.

To the Board of Directors
Corcap, Inc.
160 Briar Wood Drive
Manchester, CT 06040

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Corcap, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2000, 1999, and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corcap, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 2000, 1999, and 1998, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kostin, Ruffkess & Company, LLC


Kostin, Ruffkess & Company, LLC
Farmington, Connecticut
April 1, 2002

                          CORCAP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2000 and 1999


                                                        2000           1999
       Assets

Current assets
    Cash                                            $    460,230   $     36,403
    Investment in Compudyne                                   --        477,768
                                                    ------------   ------------

       Total assets                                 $    460,230   $    514,171
                                                    ============   ============


       Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable                                $      2,582   $      2,582
    Accrued interest                                          --         21,147
    Accrued expenses                                          --         18,000
    Due to Compudyne/Micro                                    --         13,616
                                                    ------------   ------------

       Total current liabilities                           2,582         55,345

Long-term liability:
    Notes payable - Compudyne                                 --         60,000
                                                    ------------   ------------

       Total liabilities                                   2,582        115,345
                                                    ------------   ------------

Stockholders' equity:
    Common stock, $.01 par value authorized
      15,000,000 shares issued and outstanding,
      3,375,726 shares                                    33,757         33,757
    Additional paid-in capital                        25,302,002     25,302,002
    Deficit                                          (24,878,111)   (24,936,933)
                                                    ------------   ------------

       Total stockholders' equity                        457,648        398,826
                                                    ------------   ------------

       Total liabilities and stockholders' equity   $    460,230   $    514,171
                                                    ============   ============

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations and Deficit
              For The Years Ended December 31, 2000, 1999 and 1998

                                         2000            1999           1998

Operating revenue                    $         --    $         --  $         --
                                     ------------    ------------  ------------

Operating expenses:
    Taxes and licenses                      1,037              --           750
    Insurance                               3,481              --            --
    Interest                                   --           4,800         4,800
    Miscellaneous                             901             364            77
    Legal fees                              2,261             944            --
    Accounting fees                         2,000              --            --
    Consultants                             3,290             360            --
    Other professional services               300             270            --
    Director fees                           4,000           2,536         2,000
    Shareholder relations                   5,420              --            --
    Seaboard settlement                     5,929              --            --
                                     ------------    ------------  ------------

       Total operating expenses            28,619           9,274         7,627
                                     ------------    ------------  ------------

Other income:
    Other income                           22,434           1,465            --
    Unrealized gain                            --         388,186            --
    Gain/loss on sale of securities        65,007          27,302            --
                                     ------------    ------------  ------------

       Total other income                  87,441         416,953            --
                                     ------------    ------------  ------------

Net income (loss)                          58,822         407,679        (7,627)

Deficit, beginning                    (24,936,933)    (25,344,612)  (25,336,985)
                                     ------------    ------------  ------------

Deficit, ending                      $(24,878,111)   $(24,936,933) $(25,344,612)
                                     ------------    ------------  ------------

Earnings per common share            $        .02    $        .12  $          *
                                     ============    ============  ============

* Less than $.01

The accompanying notes are an integral part of the financial sttements

                          CORCAP, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
              For The Years Ended December 31, 2000, 1999 and 1998

                                   Common     Contributed   Capital in
                                    Stock       Capital     Excess of Par      Deficit      Total
                                    -----       -------     -------------      -------      -----
Balance, December 31, 1997      $   33,757   $ 25,033,002   $    269,000    $(25,336,985) $  (1,226)

Net loss 1998                           --             --             --          (7,627)    (7,627)
                                ----------   ------------   ------------    ------------  ---------

Balance, December 31, 1998          33,757     25,033,002        269,000     (25,344,612)    (8,853)

Net Income 1999                         --             --             --         407,679    407,679
                                ----------   ------------  -------------    ------------  ---------

Balance, December 31, 1999          33,757     25,033,002        269,000     (24,936,933)   398,826

Net Income, December 31, 2000           --             --             --          58,822     58,822
                                ----------   ------------  -------------    ------------  ---------

Balance, December 31, 2000      $   33,757   $ 25,033,002   $    269,000    $(24,878,111) $ 457,648
                                ==========   ============   ============    ============  =========

     The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
              For The Years Ended December 31, 2000, 1999 and 1998

                                                           2000            1999           1998
Cash flows from operating activities:
  Net income (loss)                                     $  58,822       $ 407,679      $  (7,627)
  Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
    Unrealized gain on securities                              --        (388,186)            --
    Realized gain on sales of securities                  (65,007)        (27,302)            --
    Increase (decrease) in cash resulting from
      changes in assets and liabilities:
       Accounts payable                                        --            (295)            --
       Accrued interest                                   (21,147)          4,800          4,800
       Accrued expenses                                   (18,000)          2,000          2,000
       Due to Compudyne/Micro                             (13,616)            137             50
                                                        ---------       ---------      ---------

Net cash used in operating activities                     (58,948)         (1,167)          (777)
                                                        ---------       ---------      ---------

Cash flows provided by investing activities:
    Proceeds from sale of securities                      482,775          38,552             --
                                                        ---------       ---------      ---------

Cash flows used in financing activities:
    Repayment of debt                                          --          (1,000)            --
                                                        ---------       ---------      ---------

Net increase (decrease) in cash                           423,827          36,385           (777)

Cash, beginning of the year                                36,403              18            795
                                                        ---------       ---------      ---------

Cash, end of year                                       $ 460,230       $  36,403      $      18
                                                        =========       =========      =========

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 2000, 1999 and 1998

Note 1 - Organization:
---------------------

The Company was operating in the elastomer products business. Since 1991, the Company and its related subsidiaries have effectively ceased operations and the only asset of the organization is its holdings of its stock in CompuDyne common stock.

Note 2 - Significant Accounting Policies:
----------------------------------------

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of Corcap and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in the consolidated financial statements.

Use of Estimates
----------------

Certain estimates used by management are susceptible to significant changes in the economic environment. Any such changes could result in the determination of amounts different from those reported in the financial statements. Management believes that the estimates used are adequate based on the information currently available.

Income Taxes
------------

The Company and its subsidiaries file a consolidated federal income tax return. The Company has a net operating loss carry-forward of approximately $3,300,000, as of December 31, 2000. No deferred tax asset has been recorded as the Company ceased operating activities.

Net Income Per Common Share
---------------------------

Net income per common share is based on the weighted average of common shares outstanding during the period, including the effect of common stock equivalents and stock awards where such effect would be dilutive. The number of shares outstanding in each year was 3,375,726.

Note 3 - Investments:
--------------------

The investment represents stock of CompuDyne held by the Company. It is valued at market and is classified as trading securities. Some of this stock serves as collateral for the note described in Note 4. A summary of the stock is as follows:

Common stock, at market

Year Ended December 31,

         2000                $      --
         1999                  477,768

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 2000, 1999 and 1998

Note 3 - Investments: (Continued)
---------------------

The sales proceeds from the securities for the years ended in 2000 and 1999 are $482,775 and $38,552, respectively. These sales resulted in realized gains in 2000 and 1999 of $65,007 and $27,302, respectively.

The unrealized gains in the year ended 1999 amounted to $388,186, which is attributable to the increase in market value of the securities during that period of time. All the stock was sold in the year ended 2000.

Note 4 - Note Payable - CompuDyne:
---------------------------------

Note payable represents an amount owed to an entity under common control. The note bears interest at 8% per annum and is collateralized by certain shares of the CompuDyne stock. This note was repaid in 2000 by transferring 11,875 shares of the CompuDyne stock. Interest expense in 1999 and 1998 was $4,800 in each period.

Note 5 - Note Payable - Roenigk:
-------------------------------

This loan represents moneys advanced to the Company by a director and was noninterest bearing.

Note 6 - Contingency:
--------------------

A wholly owned subsidiary of the Company has been a defendant in a claim for contribution toward an environmental liability. The claim arises out of its prior ownership of another company that had contributed waste to an Indiana landfill that needed remediation under CERCLA. Corcap's potential liability, if any, is derived from both its ownership of the subsidiary, which has no assets and had no assets at the inception of the litigation, and from an agreement with Lydall, Inc., another defendant in the lawsuit and also a prior owner of the subsidiary, to hold Lydall harmless from liabilities arising out of that subsidiary. The litigation, which was instituted in 1995, has been withdrawn but may be reinstituted by any party. Although settlement discussions have been discussed over the years since the inception of the litigation and are still ongoing, the Company cannot estimate the amount of any potential liability at this time.

To the Board of Directors
Corcap, Inc.
160 Briar Wood Drive
Manchester, CT 06040

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Corcap, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corcap, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the years ended December 31, 1999, 1998, and 1997, in conformity with accounting principles generally accepted in the United States of America.

/s/Kostin, Ruffkess & Company, LLC

Kostin, Ruffkess & Company, LLC
Farmington, Connecticut
April 1, 2002

                          CORCAP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1999 and 1998

                                                              1999             1998
       Assets

Current assets:
    Cash                                                  $     36,403     $         18
    Investment in Compudyne                                    477,768          100,832
                                                          ------------     ------------
       Total assets                                       $    514,171     $    100,850
                                                          ============     ============


       Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
    Accounts payable                                      $      2,582     $      2,877
    Accrued interest                                            21,147           16,347
    Accrued expenses                                            18,000           16,000
    Due to Compudyne/Micro                                      13,616           13,429
                                                          ------------     ------------

       Total current liabilities                                55,345           48,703
                                                          ------------     ------------

Long-term liabilities:
    Notes payable - Compudyne                                   60,000           60,000
    Notes payable - Roenigk                                         --            1,000
                                                          ------------     ------------

       Total long-term liabilities                              60,000           61,000
                                                          ------------     ------------

       Total liabilities                                       115,345          109,703
                                                          ------------     ------------

Stockholders' equity (deficit):
    Common stock $.01 par value, authorized
      15,000,000 shares issued and outstanding
      3,375,726 shares                                          33,757           33,757
    Additional paid-in capital                              25,302,002       25,302,002
    Deficit                                                (24,936,933)     (25,344,612)
                                                          ------------     ------------

       Total stockholders' equity (deficit)                    398,826           (8,853)
                                                          ------------     ------------

       Total liabilities and stockholders'
         equity (deficit)                                 $    514,171     $    100,850
                                                          ============     ============

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations and Deficit
              For The Years Ended December 31, 1999, 1998 and 1997

                                            1999              1998              1997
Operating revenue                       $         --      $         --      $         --
                                        ------------      ------------      ------------

Operating expenses:
    Taxes and licenses                            --               750               393
    Life insurance                                --                --           (98,058)
    Interest                                   4,800             4,800             4,922
    Miscellaneous                                364                77               872
    Legal fees                                   944                --              (516)
    Consultants                                  360                --           (11,960)
    Other professional services                  270                --           (25,000)
    Director fees                              2,536             2,000            11,750
    Shareholder relations                         --                --               703
                                        ------------      ------------      ------------

       Total operating expenses                9,274             7,627          (116,894)
                                        ------------      ------------      ------------

Other income (expense):
    Other income                               1,465                --                --
    State income tax                              --                --            (3,349)
    Unrealized gain                          388,186                --            33,611
    Gain/loss on sale of securities           27,302                --             8,237
                                        ------------      ------------      ------------

       Total other income                    416,953                --            38,499
                                        ------------      ------------      ------------

Net income (loss)                            407,679            (7,627)          155,393

Deficit, beginning                       (25,344,612)      (25,336,985)      (25,492,378)
                                        ------------      ------------      ------------

Deficit, ending                         $(24,936,933)     $(25,344,612)     $(25,336,985)
                                        ============      ============      ============

Earnings per common share               $        .12      $          *      $        .05
                                        ============      ============      ============

*Less than (.01)


The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
            Consolidated Statements of Stockholders' Equity (Deficit)
              For The Years Ended December 31, 1999, 1998 and 1997

                                Common       Contributed       Capital in
                                 Stock         Capital       Excess of Par      Deficit          Total
                                 -----         -------       -------------      -------          -----
Balance, December 31, 1996     $  33,757     $ 25,033,002     $  269,000      $(25,492,378)   $ (156,619)

Net income 1997                       --               --             --           155,393       155,393
                               ---------     ------------     ----------      ------------    ----------

Balance, December 31, 1997        33,757       25,033,002        269,000       (25,336,985)       (1,226)

Net loss 1998                         --               --             --            (7,627)       (7,627)
                               ---------     ------------     ----------      ------------    ----------

Balance, December 31, 1998        33,757       25,033,002        269,000       (25,344,612)       (8,853)

Net income 1999                       --               --             --           407,679       407,679
                               ---------     ------------     ----------      ------------    ----------

Balance, December 31, 1999     $  33,757     $ 25,033,002     $  269,000      $(24,936,933)   $  398,826
                               =========     ============     ==========      ============    ==========

     The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
              For The Years Ended December 31, 1999, 1998 and 1997

                                                     1999         1998         1997
Cash flows from operating activities:
    Net income (loss)                             $ 407,679   $  (7,627)   $ 155,393
    Adjustments to reconcile net income (loss)
      to net cash used in operating activities:
       Unrealized gain on securities               (388,186)         --      (33,611)
       Realized gain on sales of securities         (27,302)         --       (8,237)
       Increase (decrease) in cash resulting
        from changes in assets and liabilities:
           Accounts payable                            (295)         --      (52,261)
           Accrued interest                           4,800       4,800        4,921
           Accrued insurance                             --          --      (98,058)
           Accrued expenses                           2,000       2,000       11,750
           Due to Compudyne/Micro                       137          50          161
                                                  ---------   ---------    ---------
Net cash used in operating activities                (1,167)       (777)     (19,942)
                                                  ---------   ---------    ---------
Cash flows provided by investing activities:
       Proceeds from sale of securities              38,552          --       22,071
                                                  ---------   ---------    ---------
Cash flows used in financing activities:
       Repayment of debt                             (1,000)         --       (2,500)
                                                  ---------   ---------    ---------
Net increase (decrease) in cash                      36,385        (777)        (371)

Cash, beginning of the year                              18         795        1,166
                                                  ---------   ---------    ---------
Cash, end of year                                 $  36,403   $      18    $     795
                                                  =========   =========    =========

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 1999, 1998 and 1997

Note 1 - Organization:
----------------------

The Company was operating in the elastomer products business. Since 1991 the Company and its related subsidiaries have effectively ceased operations and the only asset of the organization is its holdings of its stock in CompuDyne common stock.

Note 2 - Significant Accounting Policies:
-----------------------------------------

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of Corcap and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in the consolidated financial statements.

Use of Estimates
----------------

Certain estimates used by management are susceptible to significant changes in the economic environment. Any such changes could result in the determination of amounts different from those reported in the financial statements. Management believes that the estimates used are adequate based on the information currently available.

Income Taxes
------------

The Company and its subsidiaries file a consolidated federal income tax return. The Company has a net operating loss carry-forward of approximately $3,300,000, as of December 31, 1999. No deferred tax asset has been recorded as the Company ceased operating activities.

Net Income Per Common Share
---------------------------

Net income per common share is based on the weighted average of common shares outstanding during the period, including the effect of common stock equivalents and stock awards where such effect would be dilutive. The number of shares outstanding in each year was 3,375,726.

Note 3 - Investments:
---------------------

The investment represents stock of CompuDyne held by the Company. It is valued at market and is classified as trading securities. Some of this stock serves as collateral for the note described in Note 4. A summary of the stock is as follows:

Common stock, at market

Year Ended December 31,

        1999                  $  477,768
        1998                     100,832

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 1999, 1998 and 1997

Note 3 - Investments: (Continued)
--------------------

The sales proceeds from the securities for the years ended in 1999, 1998 and 1997 are $38,552, $-0- and $22,071, respectively. These sales resulted in realized gains in 1999, 1998 and 1997 of $27,302, $-0- and $8,237, respectively.

The unrealized gains in the year ended 1999 amounted to $388,186, which is attributable to the increase in market value of the securities during that period of time. All the stock was sold in the year ended 2000.

Note 4 - Note Payable - CompuDyne:
----------------------------------

Note payable represents an amount owed to an entity under common control. The note bears interest at 8% per annum and is collateralized by certain shares of the CompuDyne stock. This note was repaid in 2000 by transferring 11,875 shares of the CompuDyne stock. Interest expense in 1999, 1998 and 1997 was $4,800 in each period.

Note 5 -  Note Payable - Roenigk:
--------------------------------

This loan represents moneys advanced to the Company by a director and was noninterest bearing.

Note 6 - Contingency:
---------------------

A wholly owned subsidiary of the Company has been a defendant in a claim for contribution toward an environmental liability. The claim arises out of its prior ownership of another company that had contributed waste to an Indiana landfill that needed remediation under CERCLA. Corcap's potential liability, if any, is derived from both its ownership of the subsidiary, which has no assets and had no assets at the inception of the litigation, and from an agreement with Lydall, Inc., another defendant in the lawsuit and also a prior owner of the subsidiary, to hold Lydall harmless from liabilities arising out of that subsidiary. The litigation, which was instituted in 1995, has been withdrawn but may be reinstituted by any party. Although settlement discussions have been discussed over the years since the inception of the litigation and are still ongoing, the Company cannot estimate the amount of any potential liability at this time.

To the Board of Directors
Corcap, Inc.
160 Briar Wood Drive
Manchester, CT  06040

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Corcap, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corcap, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations, changes in stockholders' deficit, and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kostin, Ruffkess & Company, LLC

Kostin, Ruffkess & Company, LLC
Farmington, Connecticut
April 1, 2002

                          CORCAP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                                                           1998              1997
       Assets

Current assets
    Cash                                               $         18      $        795
    Investment in Compudyne                                 100,832           100,832
                                                       ------------      ------------

       Total assets                                    $    100,850      $    101,627
                                                       ============      ============


       Liabilities and Stockholders' Deficit

Current liabilities:
    Accounts payable                                   $      2,877      $      2,877
    Accrued interest                                         16,347            11,547
    Accrued expenses                                         16,000            14,000
    Due to Compudyne/Micro                                   13,479            13,429
                                                       ------------      ------------

       Total current liabilities                             48,703            41,853
                                                       ------------      ------------
Long-term liabilities:
    Notes payable - Compudyne                                60,000            60,000
    Notes payable - Roenigk                                   1,000             1,000
                                                       ------------      ------------

       Total long-term liabilities                           61,000            61,000
                                                       ------------      ------------

       Total liabilities                                    109,703           102,853
                                                       ------------      ------------
Stockholders' deficit:
    Common stock $.01 par value, authorized
      15,000,000 shares issued and outstanding
      3,375,726 shares                                       33,757            33,757
    Additional paid-in capital                           25,302,002        25,302,002
    Deficit                                             (25,344,612)      (25,336,985)
                                                       ------------      ------------

       Total stockholders' deficit                           (8,853)           (1,226)
                                                       ------------      ------------

       Total liabilities and stockholders' deficit     $    100,850      $    101,627
                                                       ============      ============


The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations and Deficit
              For The Years Ended December 31, 1998, 1997 and 1996

                                                  1998              1997              1996
Operating revenue                             $         --      $         --      $         --
                                              ------------      ------------      ------------

Operating expenses:
    Taxes and licenses                                 750               393             5,207
    Life insurance                                      --           (98,058)               --
    Interest                                         4,800             4,922             6,108
    Miscellaneous                                       77               872             2,070
    Legal fees                                          --              (516)           14,563
    Accounting fees                                     --                --             5,000
    Consultants                                         --           (11,960)             (871)
    Other professional services                         --           (25,000)               --
    Director fees                                    2,000            11,750               908
    Shareholder relations                               --               703             8,147
    Benefit expenses                                    --                --            30,938
    Bad debt expense                                    --                --            11,350
                                              ------------      ------------      ------------

       Total operating expenses                      7,627          (116,894)           83,420
                                              ------------      ------------      ------------

Other income (expenses):
    Other income                                        --                --           328,510
    Security deposit w/o
      W/C accrual reversal                              --                --            76,457
    Penalty reversal                                    --                --            53,796
    State income tax                                    --            (3,349)               --
    Unrealized gain                                     --            33,611            21,055
    Gain/loss on sale of securities                     --             8,237           (54,149)
    Issuance of stock to settle liability               --                --           881,365
    Pension settlement                                  --                --          (326,295)
                                              ------------      ------------      ------------

       Total other income                               --            38,499           980,739
                                              ------------      ------------      ------------

Net income (loss)                                   (7,627)          155,393           897,319

Deficit, beginning                             (25,336,985)      (25,492,378)      (26,389,697)
                                              ------------      ------------      ------------

Deficit, ending                               $(25,344,612)     $(25,336,985)     $(25,492,378)
                                              ============      ============      ============

Earnings per common share                     $          *      $        .05      $        .27
                                              ============      ============      ============

*Less than $.01


The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Stockholders' Deficit
              For The Years Ended December 31, 1998, 1997 and 1996

                                  Common        Contributed       Capital in                           Other
                                   Stock          Capital        Excess of Par      Deficit            Capital            Total
Balance, December 31, 1995     $     29,259     $ 25,033,000     $    269,000     $(26,389,697)     $   (887,157)     $ (1,945,595)

Stock issued                          4,498                2               --               --                --             4,500

Reclassed to liabilities                 --               --               --               --           887,157           887,157

Net income 1996                          --               --               --          897,319                --           897,319
                               ------------     ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1996           33,757       25,033,002          269,000      (25,492,378)               --          (156,619)

Net income 1997                          --               --               --          155,393                --           155,393
                               ------------     ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1997           33,757       25,033,002          269,000      (25,336,985)               --            (1,226)

Net loss 1998                            --               --               --           (7,627)               --            (7,627)
                               ------------     ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1998     $     33,757     $ 25,033,002     $    269,000     $(25,344,612)     $         --      $     (8,853)
                               ============     ============     ============     ============      ============      ============

     The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
              For The Years Ended December 31, 1998, 1997 and 1996

                                                             1998           1997           1996
Cash flows from operating activities:
    Net income (loss)                                    $    (7,627)   $   155,393    $   897,319
    Adjustments to reconcile net income (loss)
      to net cash used in operating activities:
       Unrealized gain on securities                              --        (33,611)       (81,055)
       Realized (gain) loss on sales of securities                --         (8,237)        79,500
       Settlement of pension liability by transferring
         stock held for investment                                --             --        881,365
       Increase (decrease) in cash resulting from
         changes in assets and liabilities:
          Accounts payable                                        --        (52,261)    (1,964,165)
          Accrued interest                                     4,800          4,921          6,626
          Accrued insurance                                       --        (98,058)        98,058
          Accrued expenses                                     2,000         11,750          2,250
          Due to Compudyne/Micro                                  50            161         13,268
                                                         -----------    -----------    -----------

Net cash used in operating activities                           (777)       (19,942)       (66,834)
                                                         -----------    -----------    -----------

Cash flows provided by investing activities:
       Proceeds from sale of securities                           --         22,071             --
                                                         -----------    -----------    -----------

Cash flows from financing activities:
       Issuance of stock                                          --             --          4,500
       Repayment of debt                                          --         (2,500)        63,500
                                                         -----------    -----------    -----------

Net cash provided by (used in) financing activities               --         (2,500)        68,000
                                                         -----------    -----------    -----------

Net increase (decrease) in cash                                 (777)          (371)         1,166

Cash, beginning of the year                                      795          1,166             --
                                                         -----------    -----------    -----------

Cash, end of year                                        $        18    $       795    $     1,166
                                                         ===========    ===========    ===========

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 1998, 1997 and 1996

Note 1 - Organization:
----------------------

The Company was operating in the elastomer products business. Since 1991, the Company and its related subsidiaries have effectively ceased operations and the only asset of the organization is its holdings of its stock in CompuDyne common stock.

Note 2 - Significant Accounting Policies:
-----------------------------------------

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of Corcap and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in the consolidated financial statements.

Use of Estimates
----------------

Certain estimates used by management are susceptible to significant changes in the economic environment. Any such changes could result in the determination of amounts different from those reported in the financial statements. Management believes that the estimates used are adequate based on the information currently available.

Income Taxes
------------

The Company and its subsidiaries file a consolidated Federal income tax return. The Company has a net operating loss carry-forward of approximately $3,300,000 as of December 31, 1998. No deferred tax asset has been recorded, as the Company ceased operating activities.

Net Income Per Common Share
---------------------------

Net income per common share is based on the weighted average of common shares outstanding during the period, including the effect of common stock equivalents and stock awards where such effect would be dilutive. The number of shares outstanding in each year was 3,375,726.

Note 3 - Investments:
---------------------

The investment represents stock of CompuDyne held by the Company. It is valued at market and is classified as trading securities. Some of this stock serves as collateral for the note described in Note 4. A summary of the stock is as follows:

Common stock, at market

Year Ended December 31,

        1998                    $100,832
        1997                     100,832

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              For The Years Ended December 31, 1998, 1997 and 1996

Note 3 - Investments: (Continued)
---------------------

The sales proceeds from the securities for the years ended in 1998, 1997 and 1996 are $-0-, $22,071 and $-0-, respectively. These sales resulted in realized gains in 1998, 1997 and 1996 of $-0-, $8,237 and $-0-, respectively.

Note 4 - Note Payable - CompuDyne:
----------------------------------

Note payable represents an amount owed to an entity under common control. The note bears interest at 8% per annum and is collateralized by certain shares of the CompuDyne stock. This note was repaid in 2000 by transferring 11,875 shares of the CompuDyne stock. Interest expense in 1998, 1997 and 1996 was $4,800 in each period.

Note 5 -  Note Payable - Roenigk:
---------------------------------

This loan represents moneys advanced to the Company by a director and was noninterest bearing.

Note 6 - Contingency:
---------------------

A wholly owned subsidiary of the Company has been a defendant in a claim for contribution toward an environmental liability. The claim arises out of its prior ownership of another company that had contributed waste to an Indiana landfill that needed remediation under CERCLA. Corcap's potential liability, if any, is derived from both its ownership of the subsidiary, which has no assets and had no assets at the inception of the litigation, and from an agreement with Lydall, Inc., another defendant in the lawsuit and also a prior owner of the subsidiary, to hold Lydall harmless from liabilities arising out of that subsidiary. The litigation, which was instituted in 1995, has been withdrawn but may be reinstituted by any party. Although settlement discussions have been discussed over the years since the inception of the litigation and are still ongoing, the Company cannot estimate the amount of any potential liability at this time.

                          CORCAP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                      March 31, 2002 and December 31, 2001
                                   (unaudited)

                                                        2002              2001
       Asset

Current asset:
    Cash                                            $    435,399      $    447,819
                                                    ============      ============


       Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable                                $      2,582      $      2,582
    Accrued expenses                                      32,517                --
    Accrued Site settlement                               50,591
                                                    ------------      ------------

    Total current liabilities                             85,690             2,582
                                                    ------------      ------------
Stockholders' equity:
    Common stock, $.01 par value authorized
      15,000,000 shares issued and outstanding,
      3,375,726 shares                                    33,757            33,757
    Additional paid-in capital                        25,302,002        25,302,002
    Deficit                                          (24,986,050)      (24,890,522)
                                                    ------------      ------------

       Total stockholders' equity                        349,709           445,237
                                                    ------------      ------------

       Total liability and stockholders' equity     $    435,399      $    445,237
                                                    ============      ============


The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations and Deficit
                    For The Quarter Ended March 31, 2002 and
                   the Years Ended December 31, 2001 and 2000
                                   (unaudited)

                                        2002              2001              2000
Operating revenue                   $         --      $         --      $         --
                                    ------------      ------------      ------------
Operating expenses:
    Taxes and licenses                        --                --             1,037
    Insurance                                 --             2,408             3,481
    Miscellaneous                             19               964               901
    Legal fees                            22,871             6,539             2,261
    Accounting fees                       13,700            16,099             2,000
    Consultants                               --               433             3,290
    Other professional services               --                --               300
    Director fees and expenses             4,766                --             4,000
    Transfer agent and                     5,389             2,974             5,420
       Shareholder relations
    Seaboard settlement                       --                --             5,929
    Site settlement                       50,591                --                --
                                    ------------      ------------      ------------

       Total operating expenses           97,336            29,417            28,619
                                    ------------      ------------      ------------
Other income:
    Other income                           1,808            17,006            22,434
    Gain on sale of securities                --                --            65,007
                                    ------------      ------------      ------------

       Total other income                  1,808            17,006            87,441
                                    ------------      ------------      ------------
Net income (loss)                        (95,528)          (12,411)           58,822

Deficit, beginning                   (24,890,522)      (24,878,111)      (24,936,933)

Deficit, ending                     $(24,986,050)     $(24,890,522)     $(24,878,111)
                                    ============      ============      ============

Earnings per common share           $       (.03)     $          *      $        .02
                                    ============      ============      ============

* Less than $.01


The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                      For The Quarter Ended March 31, 2002
                   and Years Ended December 31, 2001 and 2000
                                   (unaudited)

                                              Capital in
                                             Common      Contributed       Excess
                                             Stock         Capital         of Par         Deficit        Total
                                             -----         -------         ------         -------        -----
Balance, December 31, 1999                $     33,757   $ 25,302,002   $    269,000   $(24,936,933)  $    398,826

Net Income, December 31, 2000                       --             --             --         58,822         58,822
                                          ------------   ------------   ------------   ------------   ------------

Balance, December 31, 2000                      33,757     25,302,002        269,000    (24,878,111)       457,648

Net Loss, December 31, 2001                         --             --             --        (12,411)       (12,411)
                                          ------------   ------------   ------------   ------------   ------------

Balance, December 31, 2001                      33,757     25,302,002        269,000    (24,890,522)       445,237

Net Loss, March 31, 2002                            --             --             --        (95,528)       (95,528)
                                          ------------   ------------   ------------   ------------   ------------

Balance, March 31, 2002                   $     33,757   $ 25,302,002   $    269,000   $(24,986,050)  $    349,709
                                          ============   ============   ============   ============   ============

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                      For The Quarter Ended March 31, 2002
                   and Years Ended December 31, 2001 and 2000
                                   (unaudited)

                                                   2002        2001        2000
Cash flows from operating activities:

Net income (loss)                               $ (95,528)  $ (12,411)  $  58,822
Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
  Realized gain on sales of securities                 --          --     (65,007)
  Increase (decrease) in cash resulting from
    changes in assets and liabilities:
    Accounts payable                                   --          --          --
    Accrued interest                                   --          --     (21,147)
    Accrued expenses                               32,517          --     (18,000)
    Due to Compudyne/Micro                             --          --     (13,616)
    Accrued Site settlement                        50,591          --          --
                                                ---------   ---------   ---------

Net cash used in operating activities             (12,420)    (12,411)    (58,948)
                                                ---------   ---------   ---------

Cash flows provided by investing activities:
    Proceeds from sale of securities                   --          --     482,775
                                                ---------   ---------   ---------

Net increase (decrease) in cash                   (12,420)    (12,411)    423,827

Cash, beginning of the year                       447,819     460,230      36,403
                                                ---------   ---------   ---------

Cash, end of year                               $ 435,399   $ 447,819   $ 460,230
                                                =========   =========   =========

The accompanying notes are an integral part of the financial statements

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                      For The Quarter Ended March 31, 2002
                 and The Years Ended December 31, 2001 and 2000

Note 1 - Organization:
----------------------

The Company was in the elastomer products business. Since 1991, the company and its related subsidiaries have effectively ceased operations and the only asset of the organization is its holdings of its stock in CompuDyne common stock.

Note 2 - Significant Accounting Policies
----------------------------------------

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in the consolidated financial statements.

Uses of Estimates
-----------------

Certain estimates used by management are susceptible to significant changes in the economic environment. Any such changes could result in the determination of amounts different from those reported in the financial statements. Management believes that the estimates used are adequate based on the information currently available.

Income Taxes
------------

The Company and its subsidiaries file a consolidated tax return. The Company has a net operating loss carry-forward of approximately $3,700,000 as of December 31, 2001. No deferred tax asset has been recorded as the Company ceased operating activities.

Net Income Per Common Share
---------------------------

Net income per common share is based on the weighted average of common shares outstanding during the period, including the effect of common stock equivalents and stock awards where such effect would be dilutive. The number of shares outstanding in each year was 3,375,726.

Note 3 - Investments
--------------------

The investment represents stock of CompuDyne held by the Company. It is valued at market and is classified as trading securities. Some of this stock serves as collateral for the note described in Note 4.

Common stock at market for the year ended December 31, 2000 was $-0-.

The sales proceeds from the securities for the years ended in 2001 and 2000 are $-0-, and $482,775, respectively. These sales resulted in realized gains in 2001 and 2000 of $-0- and $65,007, respectively.

                          CORCAP, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                      For The Quarter Ended March 31, 2002
                 and The Years Ended December 31, 2001 and 2000

Note 4 - Note Payable-CompuDyne:
--------------------------------

Note payable represents an amount owed to an entity under common control. The note bears interest at 8% per annum and is collateralized by certain shares of the CompuDyne stock. This note was repaid in 2000 by transferring 11,875 shares of the CompuDyne stock.

Note 5 - Contingency:
---------------------

The Company has been negotiating the settlement of certain environmental claims relating to remediation of the Waste, Inc. Landfill Superfund site in Michigan City, Indiana ("the Site"). Those claims arise out of the alleged disposal at the Site of waste generated at an Indiana manufacturing facility formerly operated by a corporate predecessor of the Company. The Company no longer has any involvement with the predecessor entity or with the facility in question, but remains potentially liable, along with several other current and former owners and operators, based on past relationships.

Earlier this year, the Company agreed with the two other entities that formerly operated the Indiana facility on a settlement proposal that would have effectively resolved their potential liability in relation to the Site. The Company would have contributed $50,591 toward the settlement total. This proposal was to have been submitted earlier this year to the members of the Waste, Inc. RD/RA Group, which is composed of entities responsible for Site remediation.

These claims have not yet been finally resolved. The Company has recently been advised that the latest round of quarterly testing at the Site showed the presence of unexpectedly high levels of certain compounds. These results apparently raise at least some question about the scope of future remediation. Because of these questions, the Waste, Inc. RD/RA Group apparently wishes to defer further settlement discussions until the next quarterly round of testing has been completed. The results of that round of testing are not expected to be available until October or November 2002.

At this point, the Company expects to resume settlement discussions in the fourth quarter of 2002. Unless the scope of Site remediation is significantly altered, the Company would continue to expect that its alleged liability will be settled for the $50,591 contribution previously agreed. The Company has no other basis for estimating the magnitude of this liability, but understands that the total liability associated with the Indiana manufacturing facility in question is relatively small as a percentage of the total costs of the Site.